Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE TO TRADE UNDER NEW TICKER SYMBOLS ON JULY 18
Formerly ADB Systems

Toronto, ON - July 17, 2006 - Northcore Technologies Inc., providers of core asset solutions, today announced that effective July 18, 2006 it will trade on the TSX as NTI and as NTLNF on the over-the-counter market (OTCBB). The company, formerly ADB Systems International Ltd., had previously traded under the symbols ADY on the TSX and ADBYF on the OTCBB.

“Since receiving shareholder approval to change our company name to Northcore Technologies, we have undertaken a number of steps to complete the re-branding process,” Jeff Lymburner, CEO of Northcore Technologies said. “Trading under new symbols is another important step in our company’s evolution.”

About Northcore Technologies Inc.
Northcore Technologies provides core asset solutions that help organizations source, manage and sell their capital equipment. Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services. Current customers include GE Commercial Financing, Halliburton Energy Resources, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
E-mail: jracanelli@northcore.com